                                      LOGO
NEWS RELEASE

FOR IMMEDIATE RELEASE                       CONTACTS: Andrew Cook
                                                     Chief Financial Officer

                                                     Diane Newman
                                                     Investor Relations
                                                     Manager

                                                TEL: (441) 292-3339

        LASALLE RE HOLDINGS ANNOUNCES PRELIMINARY RESULTS OF ITS "DUTCH
                           AUCTION" SELF-TENDER OFFER

  HAMILTON, BERMUDA, April 28, 1997, LaSalle Re Holdings Limited (NYSE:LSH) announced today the preliminary results of its dutch auction self-tender offer which expired Friday, April 25 at 12.00 midnight, New York City time.

  The preliminary count by the depository for the offer indicated that 5,340,468 shares were tendered and not withdrawn at prices of $27.00 per share or lower. Shares tendered in excess of this price will be promptly returned. The Company expects to purchase 3,703,703 shares tendered at such price, or approximately 41% of the shares accepted for purchase in the offer.

  The determination of the actual number of shares to be purchased, the final proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment and return of all shares tendered but not accepted for payment will occur as soon as practicable after determination of the final proration factor and number of shares properly tendered.

  On Friday, March 28, 1997, the Company announced and commenced its offer to purchase, at a price range of $27 to $30 per share, up to 3,703,703 shares of its outstanding shares, or approximately 22% of its then outstanding shares (approximately 45% of the publicly held shares) and approximately 15% of the aggregate of its (i) shares outstanding, (ii) shares reserved for issuance upon exercise of exercisable options thereon, (iii) shares reserved for the exchange of exchangeable non-voting shares, and (iv) shares reserved for issuance upon exercise of options on the exchangeable non-voting shares.

  LaSalle Re Holdings Limited, through its operating company, LaSalle Re Limited, writes high severity, low frequency reinsurance, primarily property catastrophe reinsurance, on a worldwide basis.